EX99.3

Summary of Reverse Stock Split

Certain Risks Associated With the Reverse Stock Split

There can be no assurance that the total market capitalization of Leopard's common stock after the proposed reverse stock split will be equal to or greater than the total market capitalization before the proposed reverse stock split or that the per share market price of Leopard's common stock following the reverse stock split will either exceed or remain higher than the current per share market price.

There can be no assurance that the market price per new share of Leopard common stock (the "New Shares") after the reverse stock split will rise or remain constant in proportion to the reduction in the number of old shares of Leopard common stock (the "Old Shares") outstanding before the reverse stock split.

Accordingly, the total market capitalization of Leopard's common stock after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split and, in the future, the market price of Leopard's common stock following the reverse stock split may not exceed or remain higher than the market price prior to the proposed reverse stock split.  In many cases, the total market capitalization of a company following a reverse stock split is lower than the total market capitalization before the reverse stock split.

There can be no assurance that the reverse stock split will result in a per share price that will attract investors.  A decline in the market price for Leopard's common stock after the reverse stock split may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of Leopard's common stock could be adversely affected following a reverse stock split.

The market price of Leopard's common stock will also be based on Leopard's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Leopard's common stock declines, the percentage decline as an absolute number and as a percentage of Leopard's overall market capitalization may be greater than would occur in the absence of a reverse stock split.  In many cases, both the total market capitalization of a company and the market price of a share of such company's common stock following a reverse stock split are lower than they were before the reverse stock split. Furthermore, the liquidity of Leopard's common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

Corporate Matters

If approved and effected, the reverse stock split would have the following effects:

(i) depending on the exact reverse stock split ratio selected by the Board of Directors, between 2 and 20 Old Shares owned by a stockholder would be exchanged for one (1) New Share;

(ii) the number of shares of Leopard's common stock issued and outstanding will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors;

(iii) the number of shares reserved for issuance under Leopard's 2002 Stock Incentive Plan will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors.

If approved and effected, the reverse stock split will be effected simultaneously for all of Leopard's common stock and the ratio will be the same for all of Leopard's common stock.  The reverse stock split will affect all of Leopard's stockholders uniformly and will not affect any stockholder's percentage ownership interests in Leopard, except to the extent that the reverse stock split results in any of Leopard's stockholders owning a fractional share.

Fractional Shares

Any fractional shares of common stock resulting from the reverse split will "round up" to the nearest whole number.  No cash will be paid to any holders of fractional interests in the company.

If approved and effected, the reverse stock split will result in some stockholders owning "odd lots" of less than 100 shares of Leopard's common stock. Brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares.

Authorized Shares

Upon the effective date of the reverse stock split, the number of authorized shares of common stock that are not issued or outstanding would increase due to the reduction in the number of shares of Leopard's common stock issued and outstanding based on the reverse stock split ratio selected by the Board of Directors.  As of November 21, 2002, Leopard had 200,000,000 shares of common stock authorized and 5,495,826 shares of common stock issued and outstanding.  Authorized but unissued shares will be available for issuance, and Leopard may issue such shares in financings or otherwise.  If Leopard issues additional shares, the ownership interest of holders of Leopard's common stock may also be diluted.  Also, the issued shares may have rights, preferences or privileges senior to those of Leopard's common stock.

Accounting Matters

The reverse stock split will not affect the par value of Leopard's common stock.  As a result, as of the effective time of the reverse stock split, the stated capital on Leopard's balance sheet attributable to Leopard's common stock will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced.  The per share net income or loss and net book value of Leopard's common stock will be restated because there will be fewer shares of Leopard's common stock outstanding.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of Leopard's Board of Directors or contemplating a tender offer or other transaction for the combination of Leopard with another company), the reverse stock split proposal is not being proposed in response to any effort of which we are aware to accumulate Leopard's shares of common stock or obtain control of Leopard.

Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates

If the stockholders approve the proposal to authorize the Board of Directors to implement the reverse stock split and the Board of Directors decides to implement the reverse stock split on or prior to July 1, 2003, each outstanding share of the Company will automatically be converted on the effective date at the applicable reverse stock split ratio.  Stockholders will be notified as soon as practicable that the reverse split has been effected.  It will not be necessary for shareholders of the Company to exchange their existing stock certificates.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material federal income tax consequences of the reverse stock split.  It does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences.  Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, non-resident alien individuals, broker-dealers and tax-exempt entities.  The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively.  This summary also assumes that the Old Shares were, and the New Shares will be, held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment).  The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder.  Each stockholder is urged to consult with such stockholder's own tax advisor with respect to the tax consequences of the reverse stock split.

No gain or loss should be recognized by a stockholder upon such stockholder's exchange of Old Shares for New Shares pursuant to the reverse stock split.  The aggregate tax basis of the New Shares received in the reverse stock split (including any fraction of a New Share deemed to have been received) will be the same as the stockholder's aggregate tax basis in the Old Shares exchanged therefor.  The stockholder's holding period for the New Shares will include the period during which the stockholder held the Old Shares surrendered in the reverse stock split.

Leopard's view regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts.  Accordingly, each stockholder should consult with his or her own tax advisor with respect to all or the potential tax consequences to him or her of the reverse stock split.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of all outstanding shares of Leopard's common stock entitled to vote on this proposal will be required for approval of this proposal.  The Board of Directors recommends a vote "FOR" the proposal to grant discretionary authority to Leopard's Board of Directors to effect a reverse stock split of Leopard's common stock at a ratio within the range from one-for-two to one-for-twenty at any time prior to July 1, 2003.